                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                     SCHERER HEALTHCARE, INC.
-------------------------------------------------------------------------------
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                  (Title of Class of Securities)

                            806530101
-------------------------------------------------------------------------------
                          (CUSIP Number)

         Robert P. Scherer, Jr., Scherer Healthcare, Inc.
                 2859 Paces Ferry Road, Suite 300
                      Atlanta, Georgia 30339
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                          March 3, 1997
-------------------------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

                  (Continued on following pages)



                         Page 1 of 10 Pages

 1. Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

                      Robert P. Scherer, Jr.
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member         (a)  /x/
   of a Group
                                                 (b)  / /
-------------------------------------------------------------------------------

3. SEC Use Only
-------------------------------------------------------------------------------

4. Source of Funds
                                OO
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                 / /
-------------------------------------------------------------------------------

6. Citizenship or Place of Organization

   Individual resident of the State of Georgia and a citizen of the
   United States of America
-------------------------------------------------------------------------------

Number of Shares            (7) Sole Voting Power:
 Beneficially Owned             1,023,521.5 shares including
 by Each Reporting              (i) 443,983 shares owned directly;
 Person With                    (ii) 562,738.5 shares held as Trustee
                                of a voting trust for the benefit of his adult children and (iii) 16,800 shares which may be acquired upon exercise of outstanding stock options.

-------------------------------------------------------------------------------

                            (8)  Shared Voting Power: 1,584,458.5 shares.

-------------------------------------------------------------------------------

                            (9)  Sole Dispositive Power: Same as (7).

-------------------------------------------------------------------------------

                           (10)  Shared Dispositive Power: Same as (8).

-------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,607,980 shares of the Issuer's Common Stock including (i) 443,983 shares owned by Robert P. Scherer, Jr.; (ii) 1,244,234.5 shares owned by RPS Investments, Inc.; (iii) 562,738.5 shares held by Robert P. Scherer, Jr. as Trustee under a voting trust for the benefit of his adult children; (iv) 340,224 shares held by Robert P. Scherer, Jr. as Co-Trustee with SunTrust Bank of a residuary trust for the benefit of his family; and 16,800 shares that Robert
P. Scherer, Jr. may acquire upon exercise of outstanding stock options.

-------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                                       / /

-------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                              60.2%

-------------------------------------------------------------------------------

(14)  Type of Reporting Person
                                IN

-------------------------------------------------------------------------------

1. Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of
   Above Persons

                      RPS Investments, Inc.

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member        (a)  /x/
   of a Group*                                  (b)  / /

-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds
                                OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization
                              Delaware
-------------------------------------------------------------------------------
Number of Shares            (7) Sole Voting Power: 0 shares.
 Beneficially Owned
 by Each Reporting
 Person with
-------------------------------------------------------------------------------
                            (8) Shared Voting Power: 1,244,234.5 shares.
-------------------------------------------------------------------------------
                            (9) Sole Dispositive Power: Same as (7).
-------------------------------------------------------------------------------
                            (10) Shared Dispositive Power:  Same as (8).
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,244,234.5 shares.
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                              28.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
                                CO
-------------------------------------------------------------------------------

1.   Names of Reporting Persons, S.S. or I.R.S. Identification Nos.
     of Above Persons

                      RPS Investments, Ltd.
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member         (a)  /x/
   of a Group                                    (b)  / /
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Source of Funds
                                OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------

6. Citizenship or Place of Organization
                             Georgia
-------------------------------------------------------------------------------

Number of Shares              (7) Sole Voting Power: 0 shares.
 Beneficially Owned
 by Each Reporting
 Person with
-------------------------------------------------------------------------------

                              (8) Shared Voting Power: 0 shares.

-------------------------------------------------------------------------------

                              (9)  Sole Dispositive Power: Same as (7).

-------------------------------------------------------------------------------

                              (10) Shared Dispositive Power: Same as (8).

-------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares.

-------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

-------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                               0.0%

-------------------------------------------------------------------------------

(14) Type of Reporting Person
                                PN

-------------------------------------------------------------------------------

                 FIRST AMENDMENT OF INFORMATION REQUIRED
             PURSUANT TO SECTION 13(d)(1) OR 14(d)(1) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                    SCHEDULE - 13D - AMENDMENT NO. 1

     The following amendment to the statement of information is being filed by Robert P. Scherer, Jr., RPS Investments, Inc. and RPS Investments, Ltd. Pursuant to Regulation Section 240.13d-2 of the Rules and Regulations of the Securities and Exchange Commission.

Item 1.   Security and Issuer

     This Schedule relates to the $0.01 par value common stock of Scherer Healthcare, Inc. (the "Issuer") (formerly Alo-Scherer Healthcare, Inc., formerly Aloe Creme Laboratories, Inc.), a Delaware corporation whose principal executive offices are located at 2859 Paces Ferry Road, Suite 300, Atlanta, Georgia 30339.

Item 2.   Identity and Background

     (a)  This statement is being filed by the following persons:

     (i) Robert P. Scherer, Jr., an individual resident of the State of Georgia and a citizen of the United States of America ("Mr. Scherer, Jr.");

     (ii) RPS Investments, Inc. ("RII"), a corporation incorporated under the laws of the State of Delaware, whose principal office and business address is 2859 Paces Ferry Road, Suite 300, Atlanta, Georgia 30339. RII is a privately held holding company whose principal business was as managing general partner of RPS Investments, Ltd. Robert P. Scherer, Jr., controls RII.; and

     (iii) RPS Investments, Ltd. ("RIL"), a limited partnership organized under the laws of the State of Georgia, whose general partner is RII and whose principal office and business address is 2859 Paces Ferry Road, Suite 300, Atlanta, Georgia 30339. RIL was a family partnership for the family of Robert P. Scherer, Jr.

     Neither Mr. Scherer, Jr., RII nor RIL has, during the last five years,
(A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth below is certain information regarding each executive officer and director of RII, the general partner of RIL. None of the individuals listed below has, during the last five years, (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person listed is a citizen of the United States.

Name and Principal Occupation                Business Address


Robert P. Scherer, Jr.                        2859 Paces Ferry Road, Suite 300
     CHAIRMAN OF THE BOARD AND                Atlanta, Georgia  30339
     CHIEF EXECUTIVE OFFICER
     OF MARQUEST MEDICAL
     PRODUCTS, INC. AND
     ISSUER; PRESIDENT OF
     SCHERER CAPITAL COMPANY,
     LLC; PRESIDENT AND SOLE
     DIRECTOR OF RII, GENERAL
     PARTNER OF RIL


Amy M. Murphy                                 2859 Paces Ferry Road,
     VICE PRESIDENT OF                        Suite 300
     CORPORATE OPERATIONS AND                 Atlanta, Georgia  30339
     SECRETARY OF SHI;
     EXECUTIVE VICE PRESIDENT
     AND SECRETARY OF SCHERER
     CAPITAL COMPANY LLC;
     SECRETARY OF RII, GENERAL
     PARTNER OF RIL


Item 3.   Source and Amount of Funds or Other Consideration

     On or about February 23, 1997, a Settlement Agreement (the "Settlement Agreement") was entered into by and among Mr. Scherer, Jr., Robert P. Scherer, III, Lesley Scherer Reeves, Stephen M. Scherer, Mark C. Scherer, RIL, RII, Scherer Scientific, Ltd., The Scherer Company, Scherer Capital Company, LLC, and Scherer Properties, LLC. The Settlement Agreement memorialized the settlement, agreements and releases relating to the settlement of two legal actions as further described in the Settlement Agreement. In particular, the Settlement Agreement provided that certain shares of the Issuer would be transferred, for no consideration, to and through various Scherer entities to Mr. Scherer, Jr. and to his four adult children, Robert P. Scherer, III, Lesley Scherer Reeves, Stephen M. Scherer, and Mark C. Scherer (collectively, hereinafter referred to as the "Scherer Children").

     The transfers of the Issuer's stock effected pursuant to the Settlement Agreement were as follows:

          First, RIL transferred:

          (a)  1,211,347 shares of the Issuer to RII; and
          (b)  443,983 shares of the Issuer to Mr. Scherer, Jr.
          (c)  551,776 shares of the Issuer to the Scherer Children, jointly;

               Thereafter, RIL was dissolved.

          Second, RII transferred:

          (a) 2,740.625 shares of the Issuer to Robert P. Scherer, III, an adult child of Mr. Scherer, Jr.;
          (b) 2,740.625 shares of the Issuer to Lesley Scherer Reeves, an adult child of Mr. Scherer, Jr.;
          (c) 2,740.625 shares of the Issuer to Stephen M. Scherer, an adult child of Mr. Scherer, Jr.; and
          (d) 2,740.625 shares of the Issuer to Mark C. Scherer, an adult child of Mr. Scherer, Jr.

               Third,

          (a) the Scherer Children, jointly, transferred 551,776 shares of the Issuer;
          (b)  Robert P. Scherer, III  transferred 2,740.625 shares of the
     Issuer;
          (c)  Lesley Scherer Reeves transferred 2,740.625 shares of the Issuer;
          (d)  Stephen M. Scherer transferred 2,740.625 shares of the Issuer;
     and

          (e) Mark C. Scherer transferred 2,740.625 shares of the Issuer to Mr. Scherer, Jr., as Trustee under that certain Trust Agreement, dated February 23, 1997, with respect to all of the above referenced shares of the Issuer and any shares of such Issuer later acquired by the Scherer Children ( the "SHI Stock Trust Agreement").

     Pursuant to the terms of the Settlement Agreement, all documents executed pursuant to the Settlement Agreement were held in escrow until 5:00 p.m. on March 3, 1997. Upon termination of the escrow, all of the above parties became irrevocably bound to transfer said above shares of the Issuer.


Item 4.   Purpose of Transaction

     The purpose of the transactions described above was to settle the following referenced lawsuits:

     Civil Action No. E-35748 in the Superior Court of Fulton County, State of Georgia, styled RPS Investments, Ltd., Scherer Scientific, Ltd., Scherer Capital Company, L.L.C. and Scherer Properties, L.L.C., Plaintiffs v. Robert
D. Tucker, James E. Brands, Action Travel, Inc., BodyCare, Inc., Brands & Co., Exchange Management Co., Inc., Ford Trading Co., LLC. Sweetwater Farms, Inc., Tavistock, U.S. Environmental Compliance Corp., and John Does 1-25, Defendants v. Robert P. Scherer, Jr., Scherer Laboratories, Inc. and John Does 1-10, Additional Defendants in Counterclaim, and Civil Action No. E-52899 in the Superior Court of Fulton County, State of Georgia, styled J. Donald Gaines, Plaintiff, v. RPS Investments, Ltd., Scherer Scientific, Ltd., Scherer Capital Company, LLC, and Scherer Properties, LLC, Robert P. Scherer, Jr., Robert P. Scherer, III; Steven M. Reeves; Lesley Scherer Reeves; and Mark M. Scherer, Defendants.

     Mr. Scherer, Jr., as a majority shareholder of the Issuer, has the present intent to grant to the Issuer's Board of Directors the authority to vote the shares of common stock of Marquest Medical Products, Inc. ("MMPI") owned by the Issuer to approve (i) the Agreement and Plan of

Merger dated as of March 14, 1997 (the "Merger Agreement"), by and among Vital Signs, Inc. ("VSI"), VSI Acquisition Corporation, a wholly owned subsidiary of VSI ("Newco"), and MMPI providing for the merger of Newco with and into MMPI (the "Merger"), with MMPI surviving the Merger as a wholly owned subsidiary of VSI, and whereby, with certain exceptions and limitations, upon the effectiveness of the Merger, all then-outstanding shares of MMPI's no par value Common Stock will be converted into a right to receive $0.797 per share in cash, without interest, and (ii) other transactions associated with the Merger. Pursuant to the Scherer Healthcare Inducement Agreement, dated March 14, 1997 (the "SH Inducement Agreement"), between the Issuer, VSI and MMPI, the Issuer agreed to vote its shares of MMPI's common stock in favor of the Merger Agreement, subject to certain conditions, including approval thereof by the shareholders of the Issuer.

     The reporting persons named in Item 2(a) have no present intent to acquire any additional securities of the Issuer or to dispose of those presently owned; to liquidate or reorganize the Issuer; to sell or transfer any material amount of its assets, other than the stock of MMPI pursuant to the Merger Agreement; to merge or consolidate the Issuer with any person; to make any change in the current Board of Directors or management of the Issuer; to make any material change in the Issuer's capitalization, dividend policy, or business or corporate structure; to make any change in the Issuer's charter or bylaws or to take any other actions which might impede the acquisition of control of the Issuer by any person; to cause the securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; to cause any class of the Issuer's securities to become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or to take any action similar to the actions listed above.

Item 5.   Interest in Securities of the Issuer

(a) The aggregate number of shares beneficially owned by each of the persons named in Item 2(a) and the percentage such shares represent of the common stock of the Issuer are as follows:

     (a) Before its Dissolution, RIL owned directly 2,207,106 shares (51.2% of the outstanding shares) of the Issuer's Common Stock.

          RII directly owns 1,244,234.5 (28.8% of the outstanding shares) of the Issuer's common stock.

          Mr. Scherer, Jr. beneficially owns 2,607,980 shares of the Issuer's Common Stock (60.2% of the outstanding shares) including (i) 443,983 shares held directly; (ii) 1,244,234.5 shares owned by RII; (iii) 562,738.5 shares held as Trustee under the SHI Stock Trust Agreement;
          (iv) 340,224 shares held as Co-Trustee with SunTrust Bank of a residuary trust for the benefit of his family; and
          (v) 16,800 shares that Mr. Scherer, Jr. may acquire upon exercise of outstanding stock options.

          Other than as described above, none of the directors and executive officers of RII beneficially own any shares of the Issuer's Common Stock.

     (b) Each of RIL, RII and Mr. Scherer, Jr. had or have sole voting power and sole power to dispose of each of the shares of the Issuer's Common Stock that it owned or owns, except that with respect to the 340,224 shares of the Issuer held by Mr. Scherer, Jr. as Co-Trustee with SunTrust Bank of a residuary trust for the benefit of his family, voting and investment power is shared with SunTrust Bank. SunTrust Bank's address is 25 Park Place, N.E., Atlanta, Georgia 30303.

     (c) All transactions in the Issuer's Common Stock that were effected during the past 60 days by persons named in paragraph (a) above were fully described and disclosed in Item 3 and Item 4 above.

     (d) Pursuant to that certain SHI Stock Trust Agreement, the Scherer Children, jointly, have the right to receive and/or the power to direct the receipt of dividends from the securities covered by such SHI Stock Trust Agreement.

     (e) On March 3, 1997 RIL ceased to be a beneficial owner of more than 5% of the Issuer's shares.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     Pursuant to the SHI Stock Trust Agreement Mr. Scherer, Jr. possesses the right to transfer and vote the securities. There are no other contracts, arrangements, understandings or relationships with respect to the securities of Issuer, other than the SHI Stock Trust Agreement described above.

Item 7.   Material To Be Filed as Exhibits.

     (a)  SHI Stock Trust Agreement dated February 23, 1997.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              July 1, 1997
                              ------------------------------
                              Date

                              RPS Investments, Inc.

                              /s/Robert P. Scherer, Jr.
                              ------------------------------
                              By:  Robert P. Scherer, Jr.
                                   President

                              RPS Investments, Ltd.

                              /s/Robert P. Scherer, Jr.
                              ------------------------------
                              By:  Robert P. Scherer, Jr.
                                   President of RPS Investments, Inc.
                                   Its general partner

                               /s/Robert P. Scherer, Jr.
                              ------------------------------
                              Robert P. Scherer, Jr.

Exhibit 2.9(b)

VOTING TRUST


     THIS VOTING TRUST AGREEMENT (the "Trust Agreement") effective as of February 23, 1997, is entered into by and among Robert P. Scherer, III, Lesley E. Scherer Reeves,
Stephen M. Scherer and Mark C. Scherer (collectively, the
"Scherer Children") and Robert P. Scherer, Jr. (the
"Trustee").

     WHEREAS, the Scherer Children, pursuant to that certain Settlement Agreement of even date herewith (the "Settlement Agreement") each own shares of the common stock of Scherer Healthcare, Inc., a Delaware corporation "(SHI"), in the amount set opposite their names on Exhibit A attached hereto and made a part hereof (the "Common Stock").

     WHEREAS, pursuant to the Settlement Agreement the Scherer Children agree to deposit all of the Common Stock with the Trustee.

     WHEREAS, the Trustee is willing to act as voting trustee pursuant to the terms of this Trust Agreement.

     NOW THEREFORE, for and in consideration of the premises, mutual promises, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1.   The Scherer Children hereby appoint Robert P.
Scherer, Jr. as Trustee hereunder, and Robert P. Scherer,
Jr. hereby accepts said appointment and agrees to act as Trustee under this Trust Agreement. The Trustee acknowledges receipt of the stock certificates listed on Exhibit A.

     2. Each of the Scherer Children shall transfer to the Trustee the certificates representing all shares of Common Stock owned by such Scherer Child. All such certificates shall be duly endorsed or accompanied by proper instruments duly executed for transfer thereof to the Trustee. All shares of Common Stock at any time delivered to the Trustee hereunder are hereinafter called "SHI Trust Stock." The Trustee shall present to SHI all certificates representing SHI Trust Stock for surrender and cancellation and for the issuance and delivery to the Trustee of new certificates (the "Trust Stock") registered in the name of the Trustee or its nominee.

     3.   The Trustee shall file a copy of this Trust
Agreement at SHI's Delaware registered office located at Corporation Trust Center, 1209 Orange Street, Wilmington,
Delaware 19801, and such agreement shall be open to inspection by any stockholder of SHI or any of the Scherer
Children during normal business hours.

     4. This Trust Agreement shall be irrevocable by the Scherer Children and their successors and assigns and shall terminate only in accordance with the provisions of Paragraphs 8 and 10 hereof. The nomination of the Trustee during the term of the trust shall be irrevocable by the Scherer Children and their successors and assigns and shall terminate only in accordance with Paragraphs 8 and 10 hereof.

     5. The Trustee shall be entitled to exercise any and all voting rights in respect to the Trust Stock either in person or by proxy or consent, as hereinafter provided, unless otherwise directed by an order of a court of competent jurisdiction. The Trustee shall have full power and authority to vote all shares of Trust Stock with respect to all matters, including, without limitation, the election or removal of directors, the merger of SHI, the sale of all or substantially all of the stock of SHI, or the dissolution of SHI, voted on by the shareholders of SHI (whether at a regular or special meeting or pursuant to a unanimous written consent). In exercising its voting rights in accordance with this Paragraph 5, the Trustee shall take such actions at annual, special or other meetings of stockholders of SHI or in connection with any action by consent in lieu of a meeting.

     6.(a)     Each of the Scherer Children agrees that
during the term of this Trust Agreement, the rights in the Trust Stock and this Agreement shall not be sold, transferred or assigned.

     (b) Except as provided herein, the Trustee shall not dispose of, transfer, or in any way encumber, the Trust Stock; provided, however, the Trustee shall have the power and authority to transfer the Trust Stock in connection with the sale of all or substantially all of the assets or stock of SHI.

     7. Pending the termination of this Trust as hereinafter provided, the Trustee shall, immediately following the receipt of each dividend or distribution as may be declared and paid upon the Trust Stock in cash or property, other than stock or securities of SHI or Marquest
Medical Products, Inc., a Colorado corporation ("MMP"), pay the same over to, or as directed by, the Scherer Children, in proportion to their interests as then known to the Trustee. The Trustee shall receive and hold dividends and distributions of stock or securities of SHI or MMP upon the same terms and conditions as the Trust Stock.

     8. This Trust Agreement shall terminate upon the earlier of: (a) January 30, 2003 or (b) the death of Robert
P. Scherer, Jr.. Upon such termination, all Trust Stock and any other property held by the Trustee hereunder shall be distributed to the Scherer Children in proportion to their interests as then known to the Trustee.

     9. The Trustee may at any time or from time to time appoint an agent or agents and may delegate to such agent or agents the performance of any administrative duty of the Trustee. The Trustee shall not be answerable for the default or misconduct of any agent or attorney appointed by it in pursuance hereof if such agent or attorney shall have been selected with reasonable care. The duties and responsibilities of the Trustee shall be limited to those expressly set forth in this Trust Agreement. The Trustee shall be fully protected by acting in reliance upon any notice, advice, direction or other document or signature believed by the Trustee to be genuine. The Trustee may consult with counsel selected by it and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or omitted or suffered by the Trustee hereunder in good faith and in accordance with such opinion.

     10. The Trustee may resign at any time. Upon such resignation this Trust Agreement shall terminate.

     11. The provisions of this Trust Agreement and of the rights and obligations of the parties hereunder shall be governed by the laws of the State of Delaware.
     12. This Trust Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and permitted assigns.

     13.(a)    Any notice or other communication required or
permitted to be given hereunder shall be in writing and shall be sent by hand delivery, by certified mail (return receipt requested) or by a recognized national overnight courier service as set forth below, with a copy to each of the other parties hereto:

     To the Trustee:
     ---------------
     Robert P. Scherer, Jr.     and       Robert P. Scherer, Jr.
     2859 Paces Ferry Road                10 Cates Ridge
     Suite 300                            Atlanta, Georgia 30327
     Atlanta, Georgia 30339

     To Scherer Children:
     --------------------
     Robert P. Scherer, III               Lesley E. Scherer Reeves
     217 Goldenrod Avenue                 4621 Dorchester
     Corona Del Mar, California 92625     Corona Del Mar, California 92625

     Stephen M.  Scherer                   Mark C. Scherer
     7510 York Drive                       #10 Ellesworth Lane
     St. Louis, Missouri 63105             St. Louis, Missouri 63124

     (b) Notices delivered pursuant to Section 15(a) hereof shall be deemed given: at the time delivered, if personally delivered, three (3) business days after being deposited in the mail, if mailed; and one (1) business day after timely delivery to the courier, if by overnight courier service.

     (c) Unless otherwise specifically provided herein, any notice to or communication with the Scherer Children shall be addressed to the Scherer Children at their respective addresses appearing on the Trustee's transfer books. The addresses of the Scherer Children, as shown on the Trustee's transfer books, shall in all cases be deemed to be the addresses of the Scherer Children for all purposes under this Trust Agreement, without regard to what other or different addresses the Trustee may have for any of the Scherer Children on any other books or records of the Trustee.

     14. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Trust Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto
(a) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (b) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Trust Agreement in any action instituted in any state or federal court sitting in Atlanta, Georgia. Each party hereto consents to personal jurisdiction in any action brought in any state or federal court sitting in Atlanta, Georgia.

     15. This Trust Agreement, including all Exhibits hereto (which are incorporated herein by this reference), contains the entire agreement and understanding concerning the subject matter hereof between the parties hereto.

     16. This Trust Agreement may not be modified or amended except by a writing executed by all of the parties hereto. A copy of any amendment to this Trust Agreement shall be filed in the registered office of SHI.

     17. This Trust Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute the same Agreement.

     18. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the person or persons, firm or corporation may in the context require.


     IN WITNESS WHEREOF, each party hereto has caused this Trust Agreement to be executed as of the day and year first above written.


                         SCHERER CHILDREN


                         /s/Robert P. Scherer, III
                         ------------------------
                         Robert P. Scherer, III


            [SIGNATURES CONTINUED ON FOLLOWING PAGE]

            [SIGNATURES CONTINUED FROM PRECEDING PAGE]


                         /s/Lesley E. Scherer Reeves
                         ---------------------------
                         Lesley E. Scherer Reeves


                         /s/Stephen M. Scherer
                         ---------------------------
                         Stephen M. Scherer


                         /s/Mark C. Scherer
                         ----------------------------
                         Mark C. Scherer


                         TRUSTEE

                         /s/Robert P. Scherer, Jr.
                         ----------------------------
                         Robert P. Scherer, Jr.

                            EXHIBIT A


     Name                          Company                        No. of Shares
     ----                          -------                        -------------
Robert P. Scherer, III        Scherer Healthcare, Inc.
                                   (from RIL)                         137,944
                                   (from RII)                       2,740.625

Lesley E. Scherer Reeves      Scherer Healthcare, Inc.
                                   (from RIL)                         137,944
                                   (from RII)                       2,740.625

Stephen M. Scherer            Scherer Healthcare, Inc.
                                   (from RIL)                         137,944
                                   (from RII)                       2,740.625

Mark C. Scherer          Scherer Healthcare, Inc.
                                   (from RIL)                         137,944
                                   (from RII)                       2,740.625